

GreenStreet Global, Inc.

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $10,000 to a Maximum Amount of $124,000

Climate Impact Convertible Notes or "Notes"

10.0% Interest Rate per Year

Unsecured Convertible Note

Maturity: 3/31/2026

Minimum Investment: $100

Incremental Amounts of $100

Post-Money Valuation Cap = $5,000,000

Discount: 20%

Qualified Financing Amount: $1,000,000

Table of Contents

dc-1132710

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

The Company

Name of Company [1]

GreenStreet Global, Inc.

Address: 135 West 50th Street, Suite 200, NYC, NY 10034

Website: www.greenstreetglobal.com

Number of Employees: 3

Jurisdiction of Incorporation/Organization: State of Delaware

Date of Inception: January 1, 2023

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

GreenStreet Global Inc.
_____

Issuer

DocuSigned by:

Robert Politzer

A87D96314474443...

Signature

____Robert Politzer_____

Printed Name

_____CEO_____

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Robert Politzer

A87D96314474443...

Robert Politzer

CEO & Board Chair

4

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Robert Politzer	Board Chair	1/1/23 - Present	Real Estate & Green Building Development
Other Position 1 at Issuer		**Period of time**	
Founder & CEO		1/1/23 - present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
GreenStreet of New York, Inc.	CEO	Green Building Consulting and Development	Jan 1, 2020 - Dec 31, 2022

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Robert Politzer	CEO	1/1/23 - Present	Entrepreneur	
Other Position 1 at Issuer		**Period of time**		
Board Chair		1/1/23 – Present		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**	**Dates**	

GreenStreet of New York, Inc.	Founder & CEO	Green Building Consulting and Real Estate Development	Jan 1, 2020 - Dec 31, 2022

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of October 31, 2020 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
Robert Politzer	94%	94%

Table 1. Beneficial Owners ownership percentages as of October 31, 2023

The Business

Description of Business [7]

GreenStreet Global ("GSG") is a Climate Tech company with a mission of making it profitable to lower carbon emissions from commercial buildings. Our proprietary App aims to simplify, streamline and automate the entire process of commercial building decarbonization. And our Vendor Marketplace and virtual Vendor Tradeshow aim to provide the leading-edge cleantech and proptech Vendors needed to implement our vertically integrated Solution. Our Solution begins with cost savings strategies (detailed in the next paragraph) that leads to zero net cost Building Upgrades where we look to provide 100% financing for all soft and hard costs. After we Upgrade and Decarbonize a building, its utility costs should be lowered by between 30 to 50%, which will therefore increase the building's Net Operating Income and Valuation. With our partnership in eXp Commercial, we can then work with building owners (or one day in the future should the Company build its own portfolio of properties), to sell the building at a higher valuation and invest the capital gains through a 1031 tax-deferred exchange into a newer and better building to which we would apply our Upgrade program. When working on a building portfolio, we can address all of the related ESG upgrades and reporting requirements.

We have created an Introductory Program that includes our Site Survey, Decarbonization Roadmap and four cost savings strategies for a nominal fee starting at $995. Our cost savings strategies through our Vendors include: Water Savings with proprietary devices, Telecom savings with a large network of telecom options, Utility Audits for billing errors and overbilling, and Energy Brokerage with wholesale bidding from Gas and Electricity suppliers. Our Introductory Program aims to satisfy the "good faith" initiation of building decarbonization that NYC Local Law 97 ("LL97" aka "the Climate Mobilization Act") requires. Moreover, by focusing on the profitability of our Building Upgrades, we aim to provide real estate Owners with a very powerful new component to their "Value Add" investment and acquisition strategy. With the higher percentage of Carbon Offsets that Clients can purchase for LL97 compliance as per the recent regulations, the path to full compliance with the Law just got substantially easier. Plus the SEC's ESG Carbon emission reporting requirement that is soon to be released should be equally if not more powerful a driver for building decarbonization than Local Laws like LL97.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

GreenStreet Global was incorporated in the State of Delaware as a C Corp on January 1, 2023. This corporate structure and state of incorporation was highly recommended by the Founders Institute Accelerator Program which GreenStreetNYC, the predecessor to GreenStreet Global, participated in from October of 2021 through March of 2022. GreenStreetNYC and GreenStreet Global are separately incorporated entities.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Payment Risk:

Our business model includes being paid a sales commission from all of our Vendors when we place them in paid projects. There is the risk that one or more of our Vendors would go out of business or otherwise not pay us. When we conduct our Project Management services as part of our building upgrades, in lieu of a Fee, we get paid 50% of the savings in the building's Operating Costs for 36 months. There is a risk that our building upgrade will not provide any savings in the Operating Costs of the building. There is a risk that our Phase I survey work does not cover the $995 paid by the building owner, and thus the Company must pay back the original payment.

Change in Regulations:

The enactment of NYC Local Law 97 in 2019 was a major driver of our updated building decarbonization business model. The Law was to begin in 2024 with a mandate of a 40% reduction in Carbon Emissions of all buildings above 25,000 sf by 2030 and an additional 40% by 2050. Failure to comply with these decarbonization mandates would result in very stiff fines that could exceed $1 million per year. There are over 50,000 buildings in NYC that were covered with the Law as it was originally written. The NYC Department of Buildings just issued updated regulations and has provided a 2 year reprieve from fines if a building shows good faith in getting started with their decarbonization requirements[1]. While GSG does not guarantee that the Introductory Program, the business and potential litigation risk t GSG will face in providing decarbonization services in NYC could be for lack of achieving compliance with the Law where the Client contracts us for that specific service.

If the Mayor of NYC were to substantially water down LL97 requirements, that would adversely impact GSG during the current phase of the company's growth. However, the Dept. of Buildings has already released proposed Regulations that actually strengthen our value proposition.

Software/Hardware failure

Our proprietary App will be the brains behind all of our business activities. With all technology, there is a possibility of having unexpected software and/or hardware failures with our App. If this occurs, it

---

[1]

https://www.urbangreencouncil.org/whats-in-the-2023-proposed-rules-for-ll97/#:~:text=Plans%20must%20demonstrate%20concrete%20timelines,with%20their%202030%20carbon%20limit would require repair or replacement and would significantly harm our ability to generate revenue while the issues were being resolved.

Reliance on Contractors:

GreenStreet Global provides project management for the entire process of our building upgrades. But the actual labor and work on the projects depends on an array of contractors and vendors. The Company's ability to meet obligations to customers and partners may be adversely affected if contractors or vendors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Nascent Industry:

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth, but there is the risk that new customer acquisition by the Company is not successful.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Limited Operating History

dc-1132710

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

Raising Additional Capital / Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. Thus, the Company may not be able to execute its business plan, its continued operations could be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the Company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment."

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

Competition

There is the significant threat of both direct and indirect competition. New companies are being created to address climate solutions across the globe. We bring certain expertise and our App, along with the Vendor marketplace to address what we understand to be the key opportunity, but there are little to no barriers to entry. Low barriers attract numerous players, leading to a crowded market with intense competition for market share, resources, and funding.

With the climate crisis worsening, the sustainable investing and Environmental, Social and Governance (ESG) space have large tailwinds and have become very popular. Most companies now feel they have to offer something in this space to compete. Investors can expect that competitors will continue to enter the space directly or make acquisitions in the space, and those competitors will include those with large resources behind them. Increased competition can drive down prices, making it difficult for any one company to achieve significant profit margins, and competitors can quickly replicate or improve upon existing solutions. Building brand awareness and establishing trust can be challenging in a crowded market with established players.

Large institutions could enter this space as well. Not only do these potential competitors possibly have significant resources to build their presence but they may be able to pull from existing relationships in commercial real estate and investment banking, private wealth, institutional investors, and asset management businesses to seed growth. The activity of these companies may lead to slower growth for the Company than expected. They may attract the Company's current customers, leading to a loss of business and an inability to become profitable or raise additional capital.

Intellectual property rights

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights protections may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have

12

adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Incumbent Competition

The Company is competing against incumbents in the real estate and financial industry. The Company may not be able to offer significant differentiation to its customers to compete with the incumbents. The incumbents have significantly more resources and revenue than the Company which will help them build out their operational services or they may choose to acquire or develop a directly competitive offering to the Company – that may challenge its growth.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Financial Controls for Small Companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Real Estate Sector Specific Conditions

While all businesses are impacted by interest rates, Commercial real estate investments often hinge on financing, making them susceptible to interest rate fluctuations. A rise in interest rates can significantly increase borrowing costs, squeezing profit margins for property owners. Lenders tighten criteria during downturns. Due to the change in workplace requirements i.e. remote working, the nature of existing commercial real estate is under review. This uncertainty as to how buildings will be used in the future adds to potential risk aversion for financing related to buildings. Projects that GSG will expect to work on may suffer difficulty in obtaining financing as a result, which will impact GSG's business model.

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a security, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

14

dc-1132710

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

There is no public market for, and the investor may be unable to sell, the Securities. Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Noteholders have no equity ownership in the Company. If the Note converts to an equity interest in the Company, it is possible the Investor will be a minority holder of stock, have no voting power, and limited or no information rights. Even if there are voting rights, minority ownership means the Investor will not be able to influence Company management decisions, that in turn would mean that decisions made may impact the return on the Investor's investment.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu or subordinate to the Notes which may reduce cash available to pay debt service to Noteholders.

Should the Notes convert, the Investor will begin with a certain ownership stake in the Company. Over time as the Company raises more capital, the Investor's ownership percentage typically reduces, leaving the Investor with a smaller slice of the returns generated by the Company, and in the case of voting power, should there be voting power, potentially reduce the control the Investor's votes provide.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

Should the Notes convert, repurchases of securities can provide a liquidity opportunity if the Investor wants to sell their stock, might boost stock value, but also may not be a good decision for the Company's remaining stockholders as the Company will have less cash or increased leverage to complete the repurchases.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders. In addition, if the Change of Control comes with a very lucrative payment to existing stockholders, the Convertible Note Holders will not benefit from that.

Should the Note have converted to stock in advance of the Company sale, there is no guarantee that the Investor will receive their expected return or return at all. This will depend on many factors including but not limited to, the price of the sale, other debt obligations that might need to be paid off for the sale to go through, or other obligations that have priority over the Investor's class of stock, relative to other classes of equity.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance the next Version of our proprietary App.

2. Create the mockup of our Vendor Marketplace and virtual Vendor Trade Show.

3. Increase our Sales and Marketing activities to significantly increase our traction and cash flow.

4. Pay part of the salaries of our Director of Business Development and Director of our Vendor Marketplace

5. Give more people access to impact investing through Raise Green's crowdfunding platform.

dc-1132710

Use of Proceeds [10]

	If Target Offering Amount		If Maximum Offering Amount	
	$	**%**	**$**	**%**
Total Proceeds	**$10,000**	**100%**	**$124,000**	**100%**
Less: Raise Green Service Fees	$700	7%	$8,680	7%
Net Proceeds	**$9,300**	**93%**	**$115,320**	**93%**
App Development, Versions 2 & 3	$1,674	16.7%	$20,320	16.4%
Vendor Marketplace	$1,581	15.8%	$20,000	16.1%
Sales & Marketing Campaign	$837	8.3%	$10,000	8.1%
Director Salaries	$4,092	41%	$50,000	40%
Scalable Accelerator Program	$1,116	11%	$15,000	12.1%
Total Use of Net Proceeds	**$9,300**	**93%**	**115,320**	**93%**

The Company plans to use the Target Offering Amount for the following:

Approximately 16.7% for app development versions 2 and 3; 15.8% for the Vendor Marketplace, 8.3% for sales & marketing, 41% for director salaries, and 11% for the Scalable Accelerator Program. Raise Green charges a 7% service fee.

The Company plans to use the Maximum Offering Amount for the following:

Approximately 16.4% for app development versions 2 and 3; 16.1% for the Vendor Marketplace, 8.1% for sales & marketing, 40% for director salaries, and 12.1% for the Scalable Accelerator Program. Raise Green charges a 7% service fee.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

The Company is offering an Unsecured Convertible Note.

For details, see the Terms of the Securities in the Subscription Agreement in Appendix 3.

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The Holders of the Notes are not entitled to vote on any matters pertaining to the Company.

Should the Notes convert, the Investor may have no or limited voting rights.

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has passed the Closing Date and up to the completion of the Offering, the Issuer cannot modify the terms in advance of the completion of the Offering. See Appendix 1 for more information.

Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Common Stock	1,300,000	1,000,000	Yes	

Table 2. Capital Structure as of December 22, 2023

Stock Options:

A Stock Option was offered to the Director of Business Development after the 1 year anniversary of her employment of 50,000 shares. The Company intends to offer a Stock Option of 50,000 shares to the COO once hired, plus have Stock Options of 175,000 shares available for additional key employees.

Stock options are for common stock with voting rights, and no additional rights.

Stock Warrants:

A Warrant has been granted to the Founders Institute of 25,000 shares as per the Founders Institute Accelerator Program participation. Warrants are for common stock with voting rights, and no additional rights.

Limitation and Dilution of Rights [18]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Should the Notes convert to stock, the class of stock received by the Investor will define its limitations and dilution rights at that time, if any. Additional issuances of options, convertible notes or other securities that will increase the number of voting shares, can dilute the voting power, if any, of the shares owned by Noteholders that convert.

Other Differences Among Classes of Securities [19]

Each class of security authorized and/or issued by the Company has different rights and/or preferences. Per the Subscription Agreement (Appendix 3), the Notes are senior or pari passu to other existing, and potentially future, debt securities and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest.

Given this is a convertible note and not a debt instrument without a conversion componen , the underlying value of the Note has the potential to increase as the Company grows and is successful; it potentially increases the likelihood that the Note will convert to stock as the Company's ability to fundraise increases. Once the Note converts to stock, the Investor will hold a class of stock with its own rights and limitations that will be determined in the future.

Rights of Principal Shareholders [20]

Principal Security Holders of which there is only one at this time, have the same rights as other common stockholders. However, given there is one principal shareholder that owns more than 50% of the voting stock, in essence that Principal Shareholder controls the voting power. Accordingly, the Principal Security Holder has the sole ability to control the day-to-day operations of the Company, including additional financings and management decisions, which could materially impact the Company's ability to meet its Note obligations, and the growth of the Company which impacts the ability for the Notes to convert to stock in the future. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

A convertible note is an instrument that converts to future equity under certain circumstances. In the case of this Offering, subject to a bona fide equity financing for capital-raising purpose with total proceeds to the Company of not less than the Qualified Financing Amount, the future equity will be stock issued at a discount to the price per share of the stock price in the bonafide equity equity offering or at a price per share based on the Post-Money Valuation Cap as described in the paragraph below.

The convertible note bears interest. While the Note is outstanding, it will accrue interest at the specified interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at several fixed income benchmarks such as the benchmark US Treasury that is closest in maturity to the maturity to the Note. The Company also considered general market knowledge of interest rates on convertible notes. While none of these have the same risk profile, they serve as relative market indicators to set the annual interest rate. Unlike a simple debt security which typically pays out interest on an annual basis or shorter, the convertible note does not. Rather the interest accrues to provide convertible noteholders a larger dollar amount to put towards the conversion into equity should the conversion occur.

If the Company issues and sells its equity securities ("Equity Interests") to investors while the Notes remain outstanding in any bona fide equity financing for capital-raising purposes, with total proceeds to the Company of not less than the Qualified Financing Amount, then the outstanding principal amount of the Notes and all accrued and unpaid interest thereon shall automatically convert into fully paid and non-assessable Equity Interests in the Company, at a price per share equal to the lesser of the price implied by (i) a post-money valuation cap (the "Valuation Cap"), or (ii) a discount to the price per share paid by investors in such Equity Financing. The Company has not conducted a third-party valuation in connection with the Offering.

For Greenstreet Global Inc:

Qualified Financing Amount: $1,000,000; Post-Money Valuation Cap = $5,000,000; Discount: 20%

Outstanding Indebtedness [24]

The Company has no outstanding debt that is material. The CEO has a $100,000 personal line of credit that he intends to make available to the Company if needed but it has not been drawn upon.

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
0			

Table 3. Material indebtedness of the Issuer as of December 1, 2023

Other Exempt Offerings [25]

The Company has not conducted any exempt offerings in the past 3 years other than 4(a)2 exempt offerings to issue common shares at $.05 in 2023 as detailed below:

	Stocks	FD Stocks	Stocks %	FD %	Stocks Issued	Stocks Issued To
Founder	940,000.00	940,000.00	94.00%	94.00%	1/1/2023	Robert Politzer
Bus Dev Director	50,000.00)	50,000.00	5.00%	5.00%	3/7/2023	J'Nell Simmons
Advisor 1	2,000.00	2,000.00	0.20%	0.20%	3/7/2023	Annabell Cox
Advisor 2	2,000.00	2,000.00	0.20%	0.20%	3/7/2023	Abhinav Jain
Advisor 3	2,000.00	2,000.00	0.20%	0.20%	3/7/2023	Chintan Oza
Advisor 4	2,000.00	2,000.00	0.20%	0.20%	3/7/2023	Peter Fusaro
Advisor 5	2,000.00	2,000.00	0.20%	0.20%	9/8/2023	Iva Kaufman
Total	1,000,000.00	1,000,000.00	100.00%	100.00%		

Table 4. Other exempt offerings as of December 1, 2023 Note: FD means "Fully Diluted."

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The CEO has invested $140,000 in the Company as paid-in capital.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

Current Condition and Historical Results [28]

GreenStreetNYC ("GSNYC"), the predecessor to GreenStreet Global Inc. ("GSG" or "the Company"), was incorporated as a "real estate innovation hub" in 2020 in response to NYC Local Law 97 and began to prototype what is now GSG's building Upgrade and Decarbonization program in 2020. The Company was started by Robert Politzer. GSNYC worked with a ground-up new development project for a healthcare facility in Upper Manhattan as the green building consultants and provided project financing through the Constellation Energy Efficiency Made Easy Program. GSNYC developed the entire green building program for the project that provided many leading-edge green building strategies including Passive House design.

GSNYC also worked with a property Owner of five (5) multifamily rental buildings in Brooklyn on Phase 1 and the beginning of Phase 2 of GSNYC's Upgrade program. In Phase 1, which GSG refers to as Cost Savings Strategies that are now a part of the Company's Introductory Program, GSNYC provided the following value to the Client:

- Conducted a Utilities Audit and found a Con Ed classification mistake that was costing the Client $3,600 per year.
- Identified a NYC program called "Cool Roofs" that would pay for new white reflective roofs for all five of the Client's buildings that we estimate at a savings of $150,000.
- Conducted an Energy Brokerage wholesale bidding for a new Electricity contract and found a 3 year contract with a reputable electricity supplier at a savings of $.03 per kwh for the life of the contract
- Conducted a Benefit Analysis for Cost Segregation of one of the buildings with a tax savings of $125,000.
- Conducted the Energy Audit on all five buildings and got 75% of the cost of those Audits paid for by NYSERDA, a savings of $55,000.
- GSNYC provided ALL of this value for NO out of pocket cost to the Client with the exception of the 25% of the Energy Audit Fee they needed to pay to get the 75% subsidy.

GSG is now packaging all of these valuable services developed by GSNYC into the Company's Introductory Program to which we continue to add services, including water and telecom savings programs. GSG charges $995 for our Introductory Packages up to 25,000 sf and then an additional $500 for every additional 25,000 sf. GSG will also get paid by each Vendor a Sales Commission of between 10 – 30% of the Fees they make. And all of this is in the process of being fully automated in the Company's App.

GSNYC participated in the Founders Institute Accelerator Program (FIAP) from October of 2021 through March of 2022, after which and at the recommendation of FIAP, GreenStreet Global was created and incorporated as a C-corporation in the state of Delaware. It is the Company's intention for

GSNYC to be a corporate subsidiary of GSG for conducting work in the State of New York, but as of December 1, 2023, GSNYC and GSG remain separately incorporated and otherwise unrelated entities. In addition, the Company intends for GSG to be the parent company of any future GreenStreet subsidiary companies, which may be created in the future.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

GreenStreet Global currently has $75,000 in cash and Robert Politzer's $100,000 personal home equity line of credit.

How fast will the Company use its current cash resources?

We currently have a burn rate of $11,950 per month and with our current cash and potential credit assets we have our monthly expenses covered for 12 months. This is of course not including any revenue from any of the numerous projects that we have either started or are in our deal funnel.

How will funds from this raise affect your liquidity position?

The funds from this raise will obviously provide a cushion with our liquidity position and will almost certainly allow us to avoid drawing down on the Founder's Line of Credit.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

Currently GSG has cash reserves of $50,000 and the potential access to a personal Line of Credit of $100,000. GSG has also applied for a National Science Foundation grant of $275,000 to support the further development of our App. GSG also has a number of large finance and development projects in our pipeline, any one of which would provide estimated revenues of over $500,000. These projects include the following:

- Green Building Upgrade of The Monarch Condominium at 200 east 89th street, NYC. (Have a contract)
- Monarch Bay Green Bond Financing for a $520 Million Net Zero development project in San Leandro, CA (Term sheet sent to Monarch - waiting for developer to send a deposit)
- GreenStreet Manor green resort living development project for Veterans in East Stroudsburg, PA (on hold currently)
- Green Building Upgrade project for the Truist Tower in Atlanta, GA., a 1.2 million sf office building. (In business development discussions with the Property Manager.)

26

- The former Cotton Exchange building, being redeveloped as a nightclub, 202 Travis St., Houston, TX, where the Company has gotten started on our Introductory Program, including conducting our Site Survey.
- The former Citizens Bank Building in Houston, being redeveloped as the Bhutane Hotel, 402 Main St. Houston, TX, where the Company has gotten started on our Introductory Program, including conducting our Site Survey.

If this crowdfund raise is successful at its maximum amount, the Company will have additional capital of $124,000 available.

Is the Company dependent on the capital resources described above?

GSG is dependent on the cash reserves and line of credit when our expenses exceed our cash flow.

Financial Statements and Operation Discussion

	(Unaudited) Inception to 11.17.23	Prior Fiscal year-end (N/A)
Total Assets:	$268,000	$0
Cash & Cash Equivalents:	$75,000	$0
Accounts Receivable:	$13,000	$0
Short-term Debt:	$0	$0
Long-term Debt:	$0	$0
Revenues/Sales:	$21,135	$0
Cost of Goods Sold:	$0	$0
Taxes Paid:	$0	$0
Net Income:	-$16,865	$0
# Employees	3	0

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

GreenStreet Global was incorporated on January 1, 2023. In 2020, the Company's predecessor GreenStreetNYC, run by Robert Politzer, worked on prototyping the Green Building Upgrade program on five (5) multifamily residential buildings in New York City. GreenStreetNYC completed the Phase 1 Cost Savings Strategies and found the following savings for its Client:

- New White Reflective Roofs for all five of his buildings installed free of charge by the NYC Cool Roofs Program: a value of $150,000
- A Cost Segregation Tax Benefit of $125,000 on one of his buildings
- A bid for the electrical supply for his 5 buildings with a savings of $.03 per kwh.
- Savings of $3,600 annually due to a billing error by Con Edison
- A water savings program that would have saved $63,000 net annually

This Client was a third generation Owner who turned out to be very risk averse and would not agree to financing of the water savings program. The next Phase, referred to as Zero Net Cost Building Upgrades, aims to bring 100% financing for all soft and hard costs of the Upgrade. Since the Client took the stance that he would not accept any financing for the building Upgrade, this effectively shut down these projects. GreenStreetNYC did get paid modestly for the utility savings and for the Energy Audit that was conducted but it did not get paid for the Cool Roofs program since it was a non cash program and no money was exchanged.

[Discuss any known material changes or trends in the financial condition and results of operations]

To address the issues we encountered in the prototype projects carried out by GSNYC, GSG altered our Phase 1 into what we now refer to as our Introductory Program for which we charge a sliding scale fee. We also have created a payment portal in our App where all Client payments are received and then distributed to GSG and to our Vendors.

In terms of future trends, we are growing our pipeline, including carving out an offering to building owners that are less than 25K sf, which don't have to comply with Local Law 97. And while additional states and cities are passing building decarbonization laws, we expect that the bigger decarbonization imperative will come from the SEC's proposed climate-risk disclosure rules[2]. Therefore we expect that our revenues will grow substantially in 2024.

Financial Milestones

Our revenues for just our Introductory Program, estimating revenues of $10,000 for each Intro project:

Q1: 5 Intro Projects completed per month for a total of 15 Projects @ $10,000 each = $150,000

Q2: 7 Intro Projects completed per month for a total of 21 Projects @ $10,000 each = $210,000

Q3: 8 Intro Projects completed per month for a total of 24 Projects @ $10,000 each = $240,000

Q.4 10 Intro Projects completed per month for a total of 30 Projects @ $10,000 each = $300,000

---

[2] https://www.sec.gov/news/press-release/2022-46

Total revenues in 2024 based solely on our Phase 1 Introductory Program are projected to be $900,000. And this does not account for ANY of these projects moving into our Phase 2 Building Upgrades where our business model provides much greater revenue potential.

For the next Phase of our Green Building Upgrade, we could be paid the following:

- 50% of the Operating Cost reductions for 36 months. Our Upgrades typically lower utility costs by between 30 to 50%.
- For a building with $20,000 per month in utility costs, we would anticipate saving a minimum of $6,000 per month and would be paid $3,000 per month for 36 months totalling $108,000.
- A project of this magnitude would typically include Vendor contracts of approximately $1 million of which GSG would be paid 10% or $100,000 in commissions.
- 50% payment from the Client of the value of the Carbon offsets that GSG sells for the Client.
- The total earnings for each of these Upgrade projects of this magnitude would yield approximately $200,000 each.

Is the Company's viability dependent on the Offering?

The Company's viability is not dependent on the Offering.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

GreenStreet Global was incorporated in 2023 and has not had a Tax Return year at the time of this Offering. The below chart therefore is not applicable.

2022 Tax Return Information [Only required for raises at or below $124k]

Total Income	Taxable Income	Total Tax
$0	$0	$0

[Mandatory Principal Executive Officer Certification Language]

I, Robert Politzer certify that:

(1) the financial statements of Greenstreet Global Inc. included in this Form are true and complete in all material respects

(2) Greenstreet Global Inc. has yet to have a tax return as Greenstreet Global Inc. was only formed on January 1, 2023.

_____

Robert Politzer
CEO

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials ([FAQ)](#).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

GreenStreet Global Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (JANUARY 1, 2023) TO NOVEMBER 17, 2023

GreenStreet Global Inc.
Index to Financial Statements
(unaudited)

BALANCE SHEET AND SHAREHOLDERS' EQUITY

GREENSTREET GLOBAL, INC.

UNAUDITED BALANCE SHEET
11/17/2023

ASSETS

CURRENT ASSETS

Cash:	$75,000.00
Accounts Receivable:	$13,000.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$75,000.00
TOTAL CURRENT ASSETS:	$163,000.00

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$105,000.00
NET FIXED ASSETS:	$105,000.00

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS: $268,000.00

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$1,500.00
Accrued Wages:	$5,500.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$1,000.00
Interest Payable:	$500.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	$8,500.00

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	$0.00

SHAREHOLDERS' EQUITY

Common Stock:	$119,500.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$0.00
Retained Earnings:	$0.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	$119,500.00

OWNER'S EQUITY

Paid-In Capital:	$140,000.00
Net Income:	$0.00
TOTAL EQUITY:	$140,000.00

TOTAL LIABILITIES & EQUITY: $268,000.

STATEMENTS OF OPERATIONS (P&L)
FOR INCEPTION (JANUARY 1, 2023) TO NOVEMBER 17, 2023
(unaudited)

	2023 current year
Revenue	
Sales Revenue	$21,135.00
Service Revenue	-
Interest Revenue	-
Gain of Sales of Assets	-
Total Revenue & Gains	**$21,135.00**
Expenses	
Advertising	$1,500.00
Delivery/Freight Expense	-
Depreciation	-
Insurance	-
Interest	-
Office Supplies	-
Rent/Lease	$1,400.00
Maintenance and Repairs	-
Travel	$2,600.00
Wages	$32,500.00
Utilities/Telephone Expenses	-
Other Expenses	-
Total Expenses	**$38,000.00**
Income before tax	**-$16,865.00**
Income tax expense	
Net Profit (Loss)	**-$16,865.00**

STATEMENT OF CASH FLOWS
FOR INCEPTION (JANUARY 1, 2023) TO NOVEMBER 17, 2023
(unaudited)

All figures in USD thousands unless stated

	1/1/2023	11/17/2023
Operating Cash Flow		
Net Earnings	–	22,235
Plus: Depreciation & Amortization	–	–
Less: Changes in Working Capital	–	(67,223)
Cash from Operations	**–**	**(44,988)**
Investing Cash Flow		
Investments in Property & Equipment	o	(45,000)
Cash from Investing	**o**	**(45,000)**
Financing Cash Flow		
Issuance (repayment) of debt	–	–
Issuance (repayment) of equity	o	–
Cash from Financing	**o**	**–**
Net Increase (decrease) in Cash	o	(89,988)
Opening Cash Balance	o	98,500
Closing Cash Balance	**o**	**8,512**

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

GREENSTREET GLOBAL INC. was formed on January 1, 2023 ("Inception") in the State of Delaware. The financial statements of GREENSTREET GLOBAL INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

GREENSTREET GLOBAL INC. GreenStreet Global ("GSG") is a Climate Tech company with a mission of making it profitable to lower carbon emissions from commercial buildings. Our proprietary App aims to simplify, streamline and automate the entire process of commercial building decarbonization. And our Vendor Marketplace and virtual Vendor Tradeshow aim to provide the leading-edge cleantech and proptech Vendors needed to implement our vertically integrated Solution. Our Solution begins with cost savings strategies (detailed in the next paragraph) that leads to zero net cost Building Upgrades where we look to provide 100% financing for all soft and hard costs. After we Upgrade and Decarbonize a building, its utility costs should be lowered by between 30 to 50%, which will therefore increase the building's Net Operating Income and Valuation. With our partnership in eXp Commercial, we can then work with building owners (or one day in the future should the Company build its own portfolio of properties), to sell the building at a higher valuation and invest the capital gains through a 1031 tax-deferred exchange into a newer and better building to which we would apply our Upgrade program. When working on a building portfolio, we can address all of the related ESG upgrades and reporting requirements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 1, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's revenue model includes the following: (a) Membership Dues, (b) Financing Fees, (c) Vendor Sales Commissions, (d) Building Upgrade Shared Savings, (e) Carbon Credit Sales, (f) and Real Estate Sales Commissions.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a C-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has no outstanding debt that is material. The CEO has a $100,000 personal line of credit that he intends to make available to the Company if needed but it has not been drawn upon.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SHAREHOLDERS' EQUITY

The Company has issued 1,000,000 shares of common stock, all of one class, in accordance with the Company's bylaws. The CEO is the beneficial owner of 940,000 shares (i.e., 94 percent) of the issued stock of the Company.

NOTE 6 – RELATED PARTY TRANSACTIONS

The CEO has invested $140,000 in the Company as paid-in capital.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 17, 2023 through December 19, 2023. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Appendix 3 – Subscription Agreement

GreenStreet Global, Inc.

Subscription Agreement

Climate Impact Convertible Notes

Target Offering Amount of $10,000; Maximum Offering Amount of $124,000

10% Interest Rate per Year

Qualified Financing amount: $1,000,000;

Discount: 20%

Post-Money Valuation Cap: $5,000,000

Maturity Date: March 31, 2026

Minimum Investment: $100

Incremental Amounts of $100

Unsecured Convertible Debt

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the GreenStreet Global, Inc. Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $124,000 of unsecured debt securities (the "**Notes**") issued by GreenStreet Global, Inc., a C Corporation (the "**Company**"), during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**"). The terms of the Notes and conversion into equity interests are set forth in "Terms of the Offering'' in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Delaware (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act of 1933 and the Securities Exchange Securities Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to North Capital Private Securities (the "**Escrow Facilitator**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to the 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Facilitator will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a C corporation duly organized and existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; <u>provided</u>, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   *Disclosure of Information*

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies;

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms;

(d)   _No Resale; No Withholding; Manner of Offering_

(i)   the Offeree is acquiring the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person;

(ii)   the Offeree is not subject to backup withholding; and

(iii)   the offer to purchase the Subscribed Securities was directly communicated to the Offeree, and at no time was the Offeree presented with or solicited by any leaflet, newspaper or magazine article, radio or television advertisement or any other form of general advertising, or invited to any promotional meeting, otherwise than in connection and concurrently with such communicated offer.

(e)   _Updates and Reliance_

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

(a)   _No Registration; No Reliance_

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the State of Delaware;

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv) the Subscribed Securities and the equity interests into which the Subscribed Securities are convertible are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws, there is no public market for the Subscribed Securities or the equity interests into which the Subscribed Securities are convertible, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v) it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi) none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them;

(b) <u>*Transfer Restrictions*</u>

(i) the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii) the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations; and

(iii) consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c) <u>*No Cancellation*</u>

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: GreenStreet Global, Inc.

Address: 135 W. 50th Street, Suite 200, NYC, NY 10020

Email: robert@greenstreetglobal.com

Attention: Robert Politzer

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. Miscellaneous.

(a) Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits, schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware with applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in the State of Delaware and agree that venue shall lie exclusively in Kent County, Delaware.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c) Survival

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement, and any disposition of the equity interests that may be acquired on conversion of the Notes.

(d) Amendment and Waiver

Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing; but the failure to give such notice does not affect the validity of such amendment or waiver.

(e) Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; <u>provided</u> however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) Severability

If any term of provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(j) Counterparts

This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Signatures Appear on Next Pages

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the Issuance Date on the Company Signature Page.

By (Signature*): _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $124,000

By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree Name:_____

Offeree Mailing Address:_____

_____

Email: _____

Attention: _____

Subscription Agreement -- Offeree Signature Page

The offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company, **unless otherwise noted below, (i)** in the Subscribed Securities Amount, and **(ii)** at the Purchase Price, **each as** set forth on the Offeree Signature page, **as of** the Issuance Date set forth below.

By:_____

Print Name: Robert Politzer

Title: CEO

Issuance Date[1]: _____

Subscription Agreement -- Company Signature Page

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

---

[1] *Typically Close Date+1*

MOFO 6.10.22

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $124,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") (i) on March 31, 2026 (the "Maturity Date"), all remaining outstanding amounts of the original principal amount of the Notes specified on the signature page hereto, and (ii) on any Mandatory Redemption Date the amounts specified below.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to but excluding the date such principal amount is paid or converted, at a simple interest rate equal to ten percent (10%) per annum, calculated based on a 365-day year for the actual number of days elapsed.

The Company shall pay accrued and unpaid interest to each Holder (i) on any Mandatory Redemption Date, and (ii) on the Maturity Date.

Mandatory Redemptions

Prior to the Maturity Date, the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below on the date of any Event of Default (as defined below).

With respect to any Mandatory Redemption, the Company shall pay the sum of (i) the principal amount subject to such Mandatory Redemption; (ii) all accrued and outstanding interest on such principal; and (iii) a redemption premium equal to five percent (5%) of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days

If the Maturity Date or any Mandatory Redemption Date falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day. As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Conversion Into Equity

Qualified Financing. Subject to the limitations set forth under "Conversion Mechanics" below, if the Company issues and sells its equity securities ("Equity Interests") to investors while the Notes remain outstanding in any bona fide equity financing for capital-raising purposes, with total proceeds to the Company of not less than $1,000,000 (a "Qualified Financing"), then the outstanding principal amount of the Notes and all accrued and unpaid interest thereon shall automatically convert into fully paid and non-assessable Equity Interests in the Company, as provided in "Conversion Mechanics" below. Thereafter, subject to the conversion procedures set forth below, the Company shall issue to Holder the number of Equity Interests calculated as follows:

> The number of Equity Interests each Holder is entitled to receive is determined by discounting the established price of each Equity Interest by twenty percent (20%). By way of example, if the offering price is $1.00 per Equity Interest, Purchaser's Convertible Notes, including interest accrued, will be converted at eighty cents ($0.80) per Equity Interest.

> The number of Equity Interests each Holder is entitled to receive is determined by applying a conversion price per Equity Interest equal to the lesser of (i) 80% of the established price of each Equity Interest, and (ii) an amount obtained by dividing (x) $5,000,000 by (y) the Fully Diluted Capitalization of the Company.

> "Fully Diluted Capitalization" shall mean, as of immediately prior to automatic conversion of this Note, the sum of (i) all outstanding equity interests of the Company; (ii) the equity interests of the Company directly or indirectly issuable upon conversion or exchange of all outstanding securities directly or indirectly convertible into or

exchangeable for equity interests of the Company and the exercise of all outstanding options and warrants; and (iii) the equity interests of the Company reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company; provided that Fully Diluted Capitalization shall not include (i) the Notes and the securities directly or indirectly issuable upon conversion or exchange of the Notes, (ii) other outstanding convertible promissory notes and any related warrants and the securities directly or indirectly issuable upon conversion or exchange of such other outstanding convertible promissory notes and the exercise of any such related warrants, or (iii) in any automatic conversion, any securities issued in the financing, any equity interests of the Company directly or indirectly issuable upon conversion, exchange or exercise of such securities and any increase in the number of equity interests reserved for issuance under the Company's equity incentive or similar plans or arrangements in connection with the financing.

Conversion Mechanics. As promptly as practicable after the conversion of the Notes and the issuance of Equity Interests, the Company shall issue and deliver to the holder thereof a certificate or certificates evidencing the Equity Interests (if certificated), or if the Equity Interests are not certificated, shall deliver a true and correct copy of the Company's equity register reflecting the Equity Interests held by such holder. In connection with any conversion of the Notes into Equity Interests, each Holder shall deliver to the Company any documentation reasonably required by the Company (including without limitation (i) in the case of a Qualified Financing, all financing documents executed by the investors in connection with such Qualified Financing, and (ii) all other agreements among the equity holders of the Company in place at the time of such conversion). The Company shall not be required to issue or deliver the Equity Interests into which the Notes may convert until the Holder of such Notes has delivered to the Company any such documentation. No partial conversions are permitted without the prior written approval of the Company. The Company shall not be required to issue fractional Equity Interests upon conversion of the Notes; rather, if, on any conversion of the Notes, a fraction of an Equity Interest results, then at the Company's option, the aggregate number of Equity Interests issuable may be rounded up to the nearest full Equity Interest.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) 1.5 times the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the

Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

Subordination

The indebtedness evidenced by the Notes is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the Issuance Date or thereafter incurred.

"Senior Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **GreenStreet Global Inc.** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

MOFO 6.10.22

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S.

Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c017 4/section-230.501

MOFO 6.10.22

Appendix 4 – Offering Page

‹ Back to Offers   MANAGE   INVITE TO OFFER

Get Started   60%

✓ Enter an Amount

enter amount   USD
$100 minimum

✓ Verify Identity

✓ Accreditation Status

3 Investment Limits

CONTINUE

4 Payment Method

TIME REMAINING
92 Days   **10** Hours   **44** Mins

GreenStreet Global Inc.
Climate Impact Convertible Notes
Making it profitable to lower carbon emissions from commercial buildings

$10K   **$124K**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   BUSINESS PLAN   DOCUMENTS   VIDEO   Q & A

Buildings emit nearly 40% of all global carbon emissions*

By making it profitable for building owners to lower those emissions, it will greatly increase the necessary buy-in from owners to optimize for impact. The mission of GreenStreet Global is to make it profitable to lower carbon emissions while accelerating carbon reduction in commercial buildings.

*Forbes Magazine, April 5, 2022

Highlights

GreenStreet Global ("GSG" or "the Company") has positioned itself to capture a significant portion of the market in commercial building decarbonization across multiple geographic areas. THE REGULATORY LANDSCAPE at the local, state, and national levels is driving decarbonization and PRESENTS A MARKET OPPORTUNITY for companies to develop products and services to ensure compliance with these new rules.

The Company's Introductory Program aims to satisfy the "good faith" initiation of building decarbonization that NYC Local Law 97 ("LL97" aka "the Climate Mobilization Act") requires. LL97 established aggressive carbon emission reduction mandates with stiff fines for noncompliance.

While additional states and cities are passing building decarbonization laws, GSG expects that the bigger decarbonization imperative will come from the SEC's proposed climate-risk disclosure rules*.

- GSG's holistic 3-phase building upgrade solution compels commercial building owners to reduce carbon emissions by eliminating time and budget objections through automation of the entire project, including audits, roadmap, team assembly, and project management.
- The Company's founder has over 25 years of experience in green building contracting, brokerage and development and served as the Chair of the New York State Sustainable Business Task Force.
- GreenStreet Global's predecessor company, GreenStreetNYC, prototyped GSG's Green Building Upgrade and Decarbonization program on five (5) multifamily residential buildings in New York City.
- GSG's proprietary app aims to simplify, streamline and automate the entire process of commercial building decarbonization.
- As of December 21, 2023, GSG has a pipeline of 15 building owners who have expressed interest in going through the Company's Introductory Program, which it regards as a baseline revenue generator for its flat fee plus potential Vendor fees for work scoped out during this first phase.
- GSG is also in business development talks with 2 large family offices, which could be the source for over 100 potential additional projects.

*https://www.sec.gov/news/press-release/2022-46



GreenStreet Global does not refer to its people as "employees" but rather as "Missionites," who share our Mission of pioneering profitable building decarbonization.

–Robert Politzer

The Opportunity

Based on GreenStreet Global's research and due diligence in interviewing and speaking with over 100 existing vendors and firms, many common deficiencies were found:

- Most decarbonization companies are focused on one product or service, while building decarbonization is inherently a very complex process that must include financing strategies and a network of leading-edge vendors. GSG offers a distinct 3-step solution, for profitable building decarbonization, which include:
  - Phase 1: Introductory Program for Cost Saving Strategies
  - Phase 2: Energy Efficient Upgrades
  - Phase 3: Clean Power Installations
- Most decarbonization teams rely on conventional software to try to manage the very complex process of building decarbonization, while the company has built the first version of an AI-driven proprietary app that will simplify, streamline and fully automate the entire process.
- Many decarbonization teams rely on existing relationships with vendors who are using outdated product and service solutions while the Company is building a Vendor Marketplace of global leading-edge Cleantech and Proptech firms.

Beyond these deficiencies and importantly, the Company's Introductory Program aims to satisfy the "good faith" initiation of building decarbonization that NYC Local Law 97 ("LL97" aka "the Climate Mobilization Act") requires.

Spread the Word!

  

The Impact

Community Benefit

Commercial building decarbonization offers several significant community benefits, as it helps address climate change, improve public health, create economic opportunities, and enhance overall quality of life through cleaner indoor air. Some key community benefits of commercial building decarbonization include improved air quality, job creation and resilience. By 2030, the clean energy economy is expected to create 172,000 new jobs in New York State alone, representing a 55% increase in the clean energy workforce since 2019. Over half of the new jobs created between now and 2030 will be focused on building decarbonization*.

*New York State Energy Research and Development Authority, 2023

Economic Value

The economic value of commercial building decarbonization can be substantial and multifaceted. While the specific economic benefits will vary depending on factors such as location, building type, and the extent of decarbonization measures implemented, there are several ways in which decarbonization can generate economic value including: utility cost savings, increased asset valuation, tax incentives and rebates and improved tenant attraction and retention. A growing number of building owners are seeing a 10 percent or greater increase in asset value. The percentage of owners reporting that level of growth has nearly doubled since 2012*.

*U.S. Green Building Council, 2023

Environmental Impact

GreenStreet Global is dedicated to lowering carbon emissions from commercial buildings, which are the cause of 40% of all global emissions. The projected reductions are 30 to 50% per building. In NYC alone, there are currently 53 million tonnes of CO2e emitted of which ⅔ comes from the building sector that includes about 50,000 buildings that will need to comply with NYC LL97*.

*Urban Green, 2023 (https://www.urbangreencouncil.org/ll97-multifamily-pathways-to-2030/)

Other Impact

The Company is planning to provide workshops for property owners and service providers to learn about the effects of carbon emissions on the environment. It also plans to host events featuring elected officials and industry leaders to explain state and federal low carbon laws, such as Local Law 97 in NYC. Upcoming events will be planned to discuss solar, storage, and community and rooftop gardens as tools for climate and economic resilience.

Project Pipeline

GSG has a number of projects in its overall pipeline, any one of which could provide estimated revenues of over $500,000. These projects include the following:



Green Building Upgrade of The Monarch Condominium at 200 east 89th street, NYC. (Have a contract)



The former Cotton Exchange building, being redeveloped as a night club, 202 Travis St., Houston, TX (Commencing with the Introductory Program, plus Site Survey).



The former Citizens Bank Building in Houston, being redeveloped as the Bhutane Hotel, 402 Main St. Houston, TX. (Commencing with the Introductory Program, plus Site Survey).

- Monarch Bay Green Bond Financing for a $520 Million Net Zero development project in San Leandro, CA (awaiting developer to send a deposit)
- GreenStreet Manor green resort living development project for Veterans in East Stroudsburg, PA (on hold currently)
- Green Building Upgrade project for the Truist Tower in Atlanta, GA., a 1.2 million sf office building. (In business development discussions with the Property Manager)

The Company

GreenStreet Global ("GSG") is a Climate Tech company with a mission of making it profitable to lower carbon emissions from commercial buildings. The Company's proprietary App aims to simplify, streamline and automate the entire process of commercial building decarbonization. And its Vendor Marketplace and virtual Vendor Tradeshow aim to provide the leading-edge cleantech and proptech Vendors needed to implement GSG's vertically integrated Solution. Its Solution begins with cost savings strategies that leads to zero net cost Building Upgrades where GSG looks to provide 100% financing for all soft and hard costs.

After GSG Upgrades and Decarbonizes a building, its utility costs should be lowered by between 30 to 50%, which will therefore increase the building's Net Operating Income and Valuation. Through the Company's partnership with eXp Commercial, GSG can then work with building owners (or one day in the future should the Company build its own portfolio of properties), to sell the building at a higher valuation and invest the capital gains through a 1031 tax-deferred exchange into a newer and better building to which GSG would apply its Upgrade program. When working on a building portfolio, GSG can address all of the related ESG upgrades and reporting requirements.

Why Invest?

There is a growing list of local, state, federal and international low-carbon mandates for commercial buildings including NYC Local Law 97, the Maryland Climate Solutions Now Act and the anticipated climate-risk disclosure requirements from the SEC that GSG is aiming to be well positioned to address.



Windows and walls will need to be improved or replaced with new efficient ones.
Our buildings are NYC's biggest source of CO_2 emissions
see: 2019 NYS CLCPA
To decarbonize our building stock, virtually every one of our city's 1,000,000+ buildings will need to be retrofit.
2015 Roadmap to 80x50
Large buildings (> 25,000 sf) that fail to cut their CO_2 emissions will face steep fines
2019 NYC Climate Mobilization Act (Local Law 97)
New buildings will be prohibited from installing fossil-fuel equipment
Local Law 154
Boilers and furnaces will need to be replaced with all-electric heat pumps

Image from *LOCAL LAW 97: Compliance, Resources & Understanding Requirements,* © 2023 New York City Department of Buildings (https://www.nyc.gov/assets/buildings/pdf/presentations/2023bsls/ll97.pdf)

In NYC alone, there are 50,000 buildings that fall in scope for LL 97 which requires a building to show by the end of 2024, a good faith effort towards reducing 40% of its carbon emissions and by 2026, if not actually implemented, face fines estimated up to $1 million or more.



Manhattan
Multifamily Housing (5928)
Office (1512)
All Others (1170)
40%
of all LL97 Properties
56%
of all Total Emissions
Bronx
Multifamily Housing (3523)
Office (86)
All Others (489)
19%
of all LL97 Properties
13%
of all Total Emissions
Queens
Multifamily Housing (2490)
Office (193)
All Others (901)
17%
of all LL97 Properties
14%
of all Total Emissions
Brooklyn
Multifamily Housing (4074)
Office (186)
All Others (857)
24%
of all LL97 Properties
15%
of all Total Emissions
Staten Island
Multifamily Housing (99)
Office (25)
All Others (151)
1%
of all LL97 Properties
2%
of all Total Emissions

Image from *LOCAL LAW 97: Compliance, Resources & Understanding Requirements,* © 2023 New York City Department of Buildings (https://www.nyc.gov/assets/buildings/pdf/presentations/2023bsls/ll97.pdf)

GSG has designed its Introductory Program to solve for the "good faith" effort and start the building down an immediate path to compliance/ implementation.

Team





DocuSign Envelope ID: 0DF306F5-B487-4E70-B731-BF603C609F44





Robert Politzer
Founder & CEO

Robert Politzer is the Founder and CEO of GreenStreet Global. He has 25 years of extensive experience in general contracting, green building & consulting, and real estate brokerage & development.

Robert is a LEED Accredited Professional, a C-RED Certified Developer, the former Chair of the NYS Sustainable Business Task Force and the former Chair of the Green Design and Construction Committee of the Manhattan Chamber of Commerce. He founded the first green building company in NYC in 1998.

Robert holds a Bachelor's in Biology from Indiana University, a Master's in Environmental Policy from the University of Michigan and a Master's Degree in Environmental Engineering from Manhattan College. He has served as Adjunct Professor at both New York University and the New York City Technical College. The author of numerous published articles on Green Building and Green Business, Robert is currently writing a book called "The Green Business Survivor's Guide."

J'Nell Simmons
Director of Business Development

J'Nell, a 20+ year veteran of marketing and business development, boasts a proven track record of success across diverse industries. For 10 years, she served as CEO of a real estate network, connecting over 15,000 vetted professionals in NY. As Director at Rose Valley Capital, she led the rebrand and launched their first $100M fund, securing initial investors and building the Investor Relations department.

J'Nell is a serial entrepreneur, having successfully launched and exited 4 startups. Her current venture, a private gym in Manhattan, thrived through the pandemic and continues to grow. Her marketing expertise spans from helping local businesses at MWF Marketing to driving profit at LandlordsNY and overseeing a successful crowdfund campaign for a historic tavern.

J'Nell's innovative spirit extends to the Purchase Power Program she built, connecting property owners with service providers, generating over $500K in closed business.

Global Advisory Board



Founder, The Wall Street Green Summit
Peter Fusaro



Enabling Ecosystems for Startups
Chintan Oza



Entrepreneur in Residence – Consultant
Rick Lewandowski



Director of Finance, Earth Security
Leehe Skuler



Managing Director, Hamilton Clark
James LoGerfo



Co-founder & CEO, Powermarket
Abhinav Jain



Founder, Lead-Wise
Annabell Molnár (Cox)



Director, Founders Institute
Andrea Monti



Principal, Iva Kaufman Associates
Iva Kaufman

Risks and Disclosures

Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

FULL DETAILS OF THE OFFERING ARE AVAILABLE IN THE FORM C FILED ON THE SECURITIES AND EXCHANGE COMMISSION'S EDGAR DATABASE.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material Risk Factors

Payment Risk:

Our business model includes being paid a sales commission from all of our Vendors when we place them in paid projects. There is the risk that one or more of our Vendors would go out of business or otherwise not pay us. When we conduct our Project Management services as part of our

building upgrades, in lieu of a Fee, we get paid 50% of the savings in the building's Operating Costs for 36 months. There is a risk that our building upgrade will not provide any savings in the Operating Costs of the building. There is a risk that our Phase I survey work does not cover the $995 paid by the building owner, and thus the Company must pay back the original payment.

Change in Regulations:

The enactment of NYC Local Law 97 in 2019 was a major driver of our updated building decarbonization business model. The Law was to begin in 2024 with a mandate of a 40% reduction in Carbon Emissions of all buildings above 25,000 sf by 2030 and an additional 40% by 2050. Failure to comply with these decarbonization mandates would result in very stiff fines that could exceed $1 million per year. There are over 50,000 buildings in NYC that were covered with the Law as it was originally written. The NYC Department of Buildings just issued updated regulations and has provided a 2 year reprieve from fines if a building shows good faith in getting started with their decarbonization requirements. While GSG does not guarantee that the Introductory Program, the business and potential litigation risk t GSG will face in providing decarbonization services in NYC could be for lack of achieving compliance with the Law where the Client contracts us for that specific service.
If the Mayor of NYC were to substantially water down LL97 requirements, that would adversely impact GSG during the current phase of the company's growth. However, the Dept. of Buildings has already released proposed Regulations that actually strengthen our value proposition.

Software/Hardware failure:

Our proprietary App will be the brains behind all of our business activities. With all technology, there is a possibility of having unexpected software and/or hardware failures with our App. If this occurs, it would require repair or replacement and would significantly harm our ability to generate revenue while the issues were being resolved.

Reliance on Contractors:

GreenStreet Global provides project management for the entire process of our building upgrades. But the actual labor and work on the projects depends on an array of contractors and vendors. The Company's ability to meet obligations to customers and partners may be adversely affected if contractors or vendors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Nascent Industry:

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth, but there is the risk that new customer acquisition by the Company is not successful.

Speculative:

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel:

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

Limited Operating History:

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control:

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

Key Personnel:

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

Raising Additional Capital / Undercapitalization:

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. Thus, the Company may not be able to execute its business plan, its continued operations could be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Liability Prone:

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the Company.

Force Majeure:

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions:

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Investment is not a Diversified Investment:

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment."

Market, Inflation, and Interest Rate:

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

Competition:

There is the significant threat of both direct and indirect competition. New companies are being created to address climate solutions across the globe. We bring certain expertise and our App, along with the Vendor marketplace to address what we understand to be the key opportunity, but there are little to no barriers to entry. Low barriers attract numerous players, leading to a crowded market with intense competition for market share, resources, and funding.

With the climate crisis worsening, the sustainable investing and Environmental, Social and Governance (ESG) space have large tailwinds and have become very popular. Most companies now feel they have to offer something in this space to compete. Investors can expect that competitors will continue to enter the space directly or make acquisitions in the space, and those competitors will include those with large resources behind them. Increased competition can drive down prices, making it difficult for any one company to achieve significant profit margins, and competitors can quickly replicate or improve upon existing solutions. Building brand awareness and establishing trust can be challenging in a crowded market with established players.

Large institutions could enter this space as well. Not only do these potential competitors possibly have significant resources to build their presence but they may be able to pull from existing relationships in commercial real estate and investment banking, private wealth, institutional investors, and asset management businesses to seed growth. The activity of these companies may lead to slower growth for the Company than expected. They may attract the Company's current customers, leading to a loss of business and an inability to become profitable or raise additional capital.

Intellectual property rights:

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights protections may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Incumbent Competition:

The Company is competing against incumbents in the real estate and financial industry.. The Company may not be able to offer significant differentiation to its customers to compete with the incumbents. The incumbents have significantly more resources and revenue than the Company which will help them build out their operational services or they may choose to acquire or develop a directly competitive offering to the Company – that may challenge its growth.

Business Projections:

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Use of Proceeds:

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Financial Controls for Small Companies:

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest:

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Real Estate Sector Specific Conditions:

While all businesses are impacted by interest rates, Commercial real estate investments often hinge on financing, making them susceptible to interest rate fluctuations. A rise in interest rates can significantly increase borrowing costs, squeezing profit margins for property owners. Lenders tighten criteria during downturns. Due to the change in workplace requirements i.e. remote working, the nature of existing commercial real estate is under review. This uncertainty as to how buildings will be used in the future adds to potential risk aversion for financing related to buildings. Projects that GSG will expect to work on may suffer difficulty in obtaining financing as a result, which will impact GSG's business model.

Illiquidity:

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a security, and must obtain Company written approval.

Cancellation restrictions:

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure:

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud:

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action:

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests
There is no public market for, and the investor may be unable to sell, the Securities. Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates:

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice:

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Rolling Closes":

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those

Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

Risks Related to Minority Ownership Factors

Noteholders have no equity ownership in the Company. If the Note converts to an equity interest in the Company, it is possible the Investor will be a minority holder of stock, have no voting power, and limited or no information rights. Even if there are voting rights, minority ownership means the Investor will not be able to influence Company management decisions, that in turn would mean that decisions made may impact the return on the Investor's investment.

Risks Related to Certain Corporate Actions

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu or subordinate to the Notes which may reduce cash available to pay debt service to Noteholders.

Should the Notes convert, the Investor will begin with a certain ownership stake in the Company. Over time as the Company raises more capital, the Investor's ownership percentage typically reduces, leaving the Investor with a smaller slice of the returns generated by the Company, and in the case of voting power, should there be voting power, potentially reduce the control the Investor's votes provide.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

Should the Notes convert, repurchases of securities can provide a liquidity opportunity if the Investor wants to sell their stock, might boost stock value, but also may not be a good decision for the Company's remaining stockholders as the Company will have less cash or increased leverage to complete the repurchases.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders. In addition, if the Change of Control comes with a very lucrative payment to existing stockholders, the Convertible Note Holders will not benefit from that.

Should the Note have converted to stock in advance of the Company sale, there is no guarantee that the Investor will receive their expected return or return at all. This will depend on many factors including but not limited to, the price of the sale, other debt obligations that might need to be paid off for the sale to go through, or other obligations that have priority over the Investor's class of stock, relative to other classes of equity.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

BACK TO TOP

Office	Get In Touch	About Us	Get Funded	Legal
ClimateHaven	Send A	FAQ's	How To Invest	Terms & Conditions
777 Chapel	Message	Blog	How To Raise Capital	Privacy Policy
Street		Resource Center	Invest Today	
New Haven CT,		Jobs	Referral Program	
02143		Impact Partner Program	Request A Project Consultation	
		Partners and Press		

Subscribe to Our Newsletter

Email*

Send

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.



Raise Green

Offerings   My Account   My Documents

Raise Green Inc ^&

< Back to Offers

MANAGE   ◁ INVITE TO OFFER

Get Started 60%

✓ Enter an Amount

enter amount   USD

$100 minimum

✓ Verify Identity

✓ Accreditation
   Status

3 Investment
   Limits

CONTINUE

4 Payment
   Method

⏰ **TIME REMAINING**

92 Days 10 Hours 43 Mins

GreenStreet Global Inc.
Climate Impact Convertible Notes

Making it profitable to lower carbon emissions from commercial buildings

$10K   **$124K**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW **TERMS & FINANCIALS** BUSINESS PLAN DOCUMENTS VIDEO Q & A

Terms

Climate Impact Convertible Notes or "Notes"
Interest Rate: 10.0% per Year
Security Type: Convertible Note
Maturity: March 31, 2026
Minimum Investment: $100
Incremental Amounts of $100
Post-Money Valuation Cap: $5,000,000
Discount: 20%
Qualified Financing Amount: $1,000,000
Offering Period: January 2nd to March 31st, 2024

FULL DETAILS OF THE OFFERING ARE AVAILABLE IN THE FORM C FILED ON THE SECURITIES AND EXCHANGE COMMISSION'S EDGAR DATABASE.

Financial Milestones & Projections

Forecast Number of Projects Completed and Revenue Per Quarter 2024



🟩 Revenue ━━ Projects Completed

GSG's 2024 revenues for just the Company's Introductory Program, estimating revenues of $10,000 for each Intro project:
Q1: 5 Intro Projects completed per month for a total of 15 Projects @ $10,000 each = $150,000
Q2: 7 Intro Projects completed per month for a total of 21 Projects @ $10,000 each = $210,000
Q3: 8 Intro Projects completed per month for a total of 24 Projects @ $10,000 each = $240,000
Q.4 10 Intro Projects completed per month for a total of 30 Projects @ $10,000 each = $300,000

Total revenues in 2024 based solely on our Phase 1 Introductory Program are projected to be $900,000.

NOTE: The financial projections are based on current assumptions and factors that may change over time. Actual results may vary, and the Company cannot guarantee the accuracy or realization of these projections.

Use of Proceeds

The Company is seeking to raise a minimum of $10,000 (the "Target Offering") and up to $124,000 (the "Maximum Offering Amount") in this Offering. The proceeds detailed below will be spent during the course of the first quarter of 2024. The fundamental purpose of the funds is to help the Company to generate substantially more transactions and cash flow to be in a stronger position for a planned equity raise that will follow.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	$10,000	100%	$124,000	100%
Less: Raise Green Service Fees	$700	7%	$8,680	7%
Net Proceeds	$9,300	93%	$115,320	93%
App Development, Versions 2 & 3	$1,674	16.7%	$20,320	16.4%
Vendor Marketplace	$1,581	15.8%	$20,000	16.1%
Sales & Marketing Campaign	$837	8.3%	$10,000	8.1%
Director Salaries	$4,092	41%	$50,000	40%
Scalable Accelerator Program	$1,116	11%	$15,000	12.1%
Total Use of Net Proceeds	$9,300	93%	115,320	93%

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

BACK TO TOP

Office	Get In Touch	About Us	Get Funded	Legal
ClimateHaven	Send A	FAQ's	How To Invest	Terms & Conditions
777 Chapel	Message	Blog	How To Raise Capital	Privacy Policy
Street		Resource Center	Invest Today	
New Haven CT,		Jobs	Referral Program	
02143		Impact Partner Program	Request A Project Consultation	
		Partners and Press		

Subscribe to Our Newsletter

Email*

Send



Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

Offerings   My Account   My Documents

Raise Green Inc ^&

Get Started 60%

✓ Enter an Amount

enter amount   USD
$100 minimum

✓ Verify Identity

✓ Accreditation Status

3 Investment Limits

CONTINUE

4 Payment Method

‹ Back to Offers

MANAGE   **INVITE TO OFFER**

🕐 TIME REMAINING
92 **10** **43**
Days Hours Mins

GreenStreet Global Inc.
Climate Impact Convertible Notes
Making it profitable to lower carbon emissions from commercial buildings

$10K   **$124K**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   **BUSINESS PLAN**   DOCUMENTS   VIDEO   Q & A

Business Plan

GreenStreet Global (GSG) is a Climate Tech company with a mission of making it profitable to lower carbon emissions from commercial buildings. The company's vertically integrated 3-Phase Solution for fulfilling its mission includes:

- Cost Savings Strategies
- Green Building Upgrade
- Value Add Brokerage

To simplify, streamline and automate the entire process of its solution, the Company's AI-powered proprietary app will be linked to a Vendor Marketplace with a virtual Vendor Trade Show. The first version of the App has been created and is currently linked to GSG's website for Clients to register and get started with its Intro Program. A mockup has been completed of GSG's virtual Vendor Trade Show and live stream functionality is currently being added.



The Profitability Problem

The Problem is Profitability

- There is a growing number of low carbon mandates for buildings
- Real estate accounts for nearly 40% of CO2 emissions
- Most Building Owners are concerned only with Profit
- Building Decarbonization must be made profitable for wide-scale adoption to be realized

 

Buildings emit nearly 40% of all global carbon emissions*. By making it profitable for building owners to lower those emissions, GSG expects to greatly increase the necessary buy-in from owners to optimize for impact.
*Forbes Magazine, April 5, 2022

Differentiation

GSG is building a one-stop comprehensive program for building decarbonization that will include a Financing Network, Vendor Marketplace, App and Virtual Tradeshow. Based on GSG's research, it has found that there is no other company currently offering such a comprehensive and vertically integrated solution. In this way, GSG can work with any building decarbonization team around the world to add value to its decarbonization programs. GSG intends to scale internationally by adapting its app to local markets and adding local and regional vendors to its Vendor Marketplace.


Market Size
$24.7T
$550B
24.3 B
Smart Building Upgrades are a $24.7 trillion investment opportunity in emerging markets alone by 2030
In 2021, the global green building market size was $550b
In NYC, Local Law 97 will create up to $24.3 billion through 2030
GSG

Data sources for "Market Size":

1. Beyond The Business Case: Why You Can't Afford Not To Invest In A Sustainable Built Environment (https://worldgbc.org/wp-content/uploads/2022/08/BTBC-Executive-Summary-2021.pdf)
2. Green Building Market Research Report – Market Forecast Till 2030 (https://www.marketresearchfuture.com/reports/green-building-market-4982
3. Urban Green Retrofit Market Analysis, June 18, 2019 (https://www.urbangreencouncil.org/wp-content/uploads/2022/11/2019.06.18-Urban-Green-Retrofit-Market-Analysis.pdf)

Revenue Model

The company's revenue model includes the following:

- Introductory Program Fees
- Membership Dues
- Financing Fees
- Vendor Sales Commissions
- Building Upgrade Shared Savings
- Carbon Credit Sales
- Real Estate Sales Commissions

The **Introductory Program** includes a Site Survey, Decarbonization Roadmap and four cost savings strategies for a nominal fee starting at $995 for up to 25,000 sf and then an additional $500 for every additional 25,000 sf. The **Membership Dues** will start with an introduction of $1 per month for 3 months after which time it will be $95 for the basic Membership and between $500 to $1,000 per month for Premium Membership that will include a virtual booth in GSG's Vendor Tradeshow. **Financing Fees** will typically be 1% of the financing raised. **Vendor Sales Commissions** will typically be 10% of the value of the Vendor contracts. **Building Upgrade Shared Savings** will be 50% of the building Operating Costs that the Company's saves. **Carbon Credit Sales** commissions will be 50% of the value of the Credits GSG sells for the Client. And **Real Estate Commissions** will typically be 1% of the value of the property that we buy or sell for the Client.

Customers

The company's target market includes:

- Family Offices with a commercial real estate portfolio and an ESG commitment
- REITS with an ESG commitment
- Hotels
- Assisted Living and Nursing Homes

- Grocery and Food Storage
- Multifamily Rental properties

Operations and Scale

The Company's keys to its intention of growing GSG into a billion-dollar company include: building its proprietary app to where it fully automates the entire process of building decarbonization that is linked with building its Vendor Marketplace and virtual Vendor Tradeshow. The Company then expects to be able to adapt its app and add new local and regional vendors to every dense urban market where it intends to license its app and offer its vendors to other decarbonization teams around the world.



Our Proprietary App
An App to simplify and streamline your transactions
• Simplified registration process
• Detailed Needs Assessment
• Confidential Documents Management
•AI matchmaking for Financing, Project Management, Transaction Management and Vendor introductions
• Ongoing updates with leading edge AI capabilities
GSG



Partnerships

- Compendium Capital: Part of GSG's Green Bond financing Team
- eXp Commercial Brokerage: GSG's partner brokerage firm for the Company's commercial real estate transactions
- Iva Kaufman Associates: Strategic Partner with an extensive network of high level investors, developers and property owners

BACK TO TOP

Office

ClimateHaven
777 Chapel Street
New Haven CT, 02143

Get In Touch

Send A Message

About Us

FAQ's
Blog
Resource Center
Jobs
Impact Partner Program
Partners and Press

Get Funded

How To Invest
How To Raise Capital
Invest Today
Referral Program
Request A Project Consultation

Legal

Terms & Conditions
Privacy Policy

Subscribe to Our Newsletter

Email*

Send



Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

Offerings   My Account   My Documents

🔍   ❓   🔔18   👤 Raise Green Inc ^& ⌄

Get Started   60%

✓ Enter an Amount

enter amount   USD
$100 minimum

✓ Verify Identity

✓ Accreditation Status

③ Investment Limits

CONTINUE

④ Payment Method

‹ Back to Offers

MANAGE   ⌃ INVITE TO OFFER



🕐 TIME REMAINING

92 Days   **10** Hours   **43** Mins

GreenStreet Global Inc.
Climate Impact Convertible Notes
Making it profitable to lower carbon emissions from commercial buildings

$10K   **$124K**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   BUSINESS PLAN   **DOCUMENTS**   VIDEO   Q & A

SAMPLE - GSG Subscription Agreement ☁

📄 PDF

SAMPLE - GSG Subscription Agre

SAMPLE - FORM C ☁

📄 PDF

SAMPLE - FORM C

Office

ClimateHaven

777 Chapel Street

New Haven CT, 02143

Get In Touch

Send A Message

About Us

FAQ's

Blog

Resource Center

Jobs

Impact Partner Program

Partners and Press

Get Funded

How To Invest

How To Raise Capital

Invest Today

Referral Program

Request A Project Consultation

Legal

Terms & Conditions

Privacy Policy

Subscribe to Our Newsletter

Email*

Send



Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

Offerings   My Account   My Documents

🔍 ❓ 🔔18 👤 Raise Green Inc ^& ⌄

< Back to Offers   MANAGE   ⌁ INVITE TO OFFER

Get Started   60%

✓ Enter an Amount

enter amount   USD
        $100 minimum

✓ Verify Identity

✓ Accreditation Status

3 Investment Limits

CONTINUE

4 Payment Method

🕐 **TIME REMAINING**
92 Days   10 Hours   42 Mins

GreenStreet Global Inc.
Climate Impact Convertible Notes
Making it profitable to lower carbon emissions from commercial buildings

$10K   **$124K**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   BUSINESS PLAN   DOCUMENTS   **VIDEO**   Q & A

GreenStreet Global.   🕐 Watch later   ↗ Share



Where **PROFITABILITY** meets carbon reduction in commercial real estate

MORE VIDEOS

▶ 🔊 0:06 / 1:37   CC ⚙ YouTube ⛶

Office	Get In Touch	About Us	Get Funded	Legal
ClimateHaven	Send A	FAQ's	How To Invest	Terms & Conditions
777 Chapel	Message	Blog	How To Raise Capital	Privacy Policy
Street		Resource Center	Invest Today	
New Haven CT,		Jobs	Referral Program	
02143		Impact Partner Program	Request A Project Consultation	
		Partners and Press		

Subscribe to Our Newsletter

Email*

Send



Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**   Offerings   My Account   My Documents

🔍 ❓ **18** 👤 Raise Green Inc ^& ⌄

Get Started 60%

✅ Enter an Amount

enter amount   USD

$100 minimum

✅ Verify Identity

✅ Accreditation Status

③ Investment Limits

CONTINUE

④ Payment Method

‹ Back to Offers

MANAGE   ⤴ INVITE TO OFFER



🕐 **TIME REMAINING**

92 Days **10** Hours **42** Mins

GreenStreet Global Inc.
Climate Impact Convertible Notes

Making it profitable to lower carbon emissions from commercial buildings

$10K   **$124K**
Minimum Offering Amount   Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   BUSINESS PLAN   DOCUMENTS   VIDEO   **Q & A**

Ask the Founders a Question

Ask them anything, and when answered, it will be published for others to see. Please include only one question per post.

Enter your question

150 of 150 characters left

☐ I have a relationship with this company or am being compensated to promote this offer

SUBMIT QUESTION

Question & Answers

There are currently no questions

Office	Get In Touch	About Us	Get Funded	Legal
ClimateHaven	Send A	FAQ's	How To Invest	Terms & Conditions
777 Chapel	Message	Blog	How To Raise Capital	Privacy Policy
Street		Resource Center	Invest Today	
New Haven CT,		Jobs	Referral Program	
02143		Impact Partner Program	Request A Project Consultation	
		Partners and Press		

Subscribe to Our Newsletter

Email*

Send



Raise Green

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Appendix 5 - Video Transcript

[00:00] Introducing Green Street Global, where profitability meets carbon reduction in commercial real estate.

With increasing low carbon mandates and buildings accounting for 40% of CO2 emissions, it's crucial to align financial success with building decarbonization goals.

Our vertically integrated solution provides added value at each step in the decarbonization of commercial buildings, increasing profitability while reducing carbon emissions, and our AI powered app will simplify, streamline, and automate every step in the process.

We offer cost-saving strategies, zero net cost building upgrades and value add brokerage, and a marketplace that provides total financing solutions with vetted clean tech vendors.

Simplify transactions with our user friendly app, managing registration, needs assessment, and confidential documents.

Eliminate liabilities from carbon reduction building mandates like NYC Local Law 97.

Utilize our building upgrades as part of your value add program to unleash the full potential of your real estate portfolio. We partner with family offices, REITs, property owners, managers, and asset managers across various sectors to optimize financial returns through collaboration and partnership with industry leaders.

Let us upgrade your portfolio toward profitability and sustainability, while eliminating your carbon emission regulatory liabilities.

Green Street Global. Pioneering profitable carbon reduction for commercial buildings.

dc-1132710